United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

Name of the Registrant: The Procter & Gamble Company

Name of persons relying on exemption: National Legal and Policy Center

Address of persons relying on exemption: 107 Park Washington Court, Falls Church, VA 22046

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

PROXY MEMORANDUM

TO: Shareholders of The Procter & Gamble Company

RE: The case for voting YES on Item 6 on the 2023 Proxy Ballot (“Annual Report on Operations in China”)

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; National Legal and Policy Center is not able to vote your proxies, nor does this communication contemplate such an event. NLPC urges shareholders to vote for Proposal No. 6 following the instructions provided on management's proxy mailing.

The following information should not be construed as investment advice.

National Legal and Policy Center (“NLPC”) urges shareholders to vote YES on Item 6, which it sponsors, on the 2023 proxy ballot of The Procter & Gamble Company (“P&G” or the “Company”). The “Resolved” clause of the proposal states:

Shareholders request that, beginning in 2023, The Procter & Gamble Company report annually to shareholders on the nature and extent to which corporate operations depend on, and are vulnerable to, Communist China, which is a serial human rights violator, a geopolitical threat, and an adversary to the United States. The report should exclude confidential business information but provide shareholders with a sense of the Company’s reliance on activities conducted within, and under control of, the Communist Chinese government.

This report is necessary for P&G shareholders because:

1.Doing business with Communist China presents a unique, substantial, and pressing risk that warrants dedicated reporting.

2.The potential damage from P&G’s reliance on Communist China affects every aspect of its business. These China-specific risks should be assessed and reported more comprehensively.

3.Existing disclosures are fragmented, incomplete, and vague. As a result, these disclosures are inadequate to assess business risks related to Communist China.

Doing business with Communist China presents a unique, substantial, and pressing risk that warrants dedicated reporting.

China poses a unique challenge given its size, strength, and track record of constricting the freedom of its people and abusing their human rights.

Against this backdrop, it’s unrealistic and irresponsible for P&G to contend that doing business with China is comparable to other business risks disclosed in existing reports and filings – especially given P&G’s dependence on China for revenue and supply.

To summarize the many challenges posed by Communist China:

•China is the second-largest country in the world by nominal GDP,1 and the largest country in the world by GDP in purchasing power parity (PPP).2

•The nation of China is ruled by the Chinese Communist Party (CCP), whose stated intention is to “become a global leader in terms of composite national strength and international influence.” 3

What makes China’s size and strength particularly troubling is that it is ruled by an authoritarian regime that abuses its own people and antagonizes its adversaries – including the United States. This includes:

1 The World Bank. “GDP: current US$.” See https://data.worldbank.org/indicator/NY.GDP.MKTP.CD

2 CIA.gov. “Real GDP (purchasing power parity),” The World Factbook. See https://www.cia.gov/the-world-factbook/field/real-gdp-purchasing-power-parity/country-comparison

3 Jinping, Xi. “Full text of Xi Jinping's report at 19th CPC National Congress,” China Daily, Oct. 17, 2018. See http://www.chinadaily.com.cn/china/19thcpcnationalcongress/2017-11/04/content_34115212.htm

Human Trafficking and Oppression of Ethnic Minorities: The U.S. State Department’s 2022 Trafficking in Persons Report declared China a state sponsor of human trafficking, noting that:

“There was a government policy or pattern of widespread forced labor, including through the continued mass arbitrary detention of Uyghurs, ethnic Kazakhs, ethnic Kyrgyz, and members of other Turkic and/or Muslim minority groups in the Xinjiang Uyghur Autonomous Region (Xinjiang) under the guise of ‘vocational training’ and ‘deradicalization.’ Authorities continued to implement these policies in other provinces; targeted other religious minorities under their auspices; and sought the coerced repatriation and internment of religious and ethnic minorities living abroad through the use of surveillance, harassment, threats against them and their family members, and extradition requests.”4

Since many companies in China are ultimately under the control of the CCP, they are – voluntarily or involuntarily – complicit in this human trafficking and oppression.

Cyber Warfare: The U.S. Cybersecurity and Infrastructure Security Agency states that the CCP

“engages in malicious cyber activities to pursue its national interests. Malicious cyber activities attributed to the Chinese government targeted, and continue to target, a variety of industries and organizations in the United States.”5

Escalating Military Threats: According to the U.S. Department of Defense, China now has the largest number of naval vessels of any military in the world; 975,000 active-duty military personnel, long-range precision strike systems, and hypersonic weapons. The 2022 China Military Power Report states that China’s “evolving capabilities and concepts continue to strengthen the PLA’s [People’s Liberation Army] ability to ‘fight and win wars’ against a ‘strong enemy’ (a euphemism likely for the United States), counter an intervention by a third party in a conflict along the PRC’s periphery, and project power globally.”6

China has recently demonstrated its intention to project power by repeatedly conducting military operations around Taiwan7 and sending large numbers of fighter jets into Taiwan’s Air Defense Zone.8 In regards to Taiwan, China’s ruler Xi Jinping has previously said, “the historical task of the complete reunification of the motherland must be fulfilled, and will definitely be fulfilled.”9

4 US Department of State. “Trafficking in Persons Report: July 2022,” Jul. 2022. See https://www.state.gov/wp-content/uploads/2022/04/337308-2022-TIP-REPORT-inaccessible.pdf

5 Cybersecurity & Infrastructure Security Agency. “China Cyber Threat Overview and Advisories.” See https://www.cisa.gov/uscert/china

6 US Department of Defense. “Military and Security Developments Involving the People’s Republic of China,” 2022. See https://media.defense.gov/2022/Nov/29/2003122279/-1/-1/1/2022-MILITARY-AND-SECURITY-DEVELOPMENTS-INVOLVING-THE-PEOPLES-REPUBLIC-OF-CHINA.PDF

7 Varandani, Suman. “Taiwan Intercepts 9 PLA Military Aircraft, 4 Naval Ships As Tensions Mount With China,” IB Times, Jan. 24, 2023. See https://www.ibtimes.com/taiwan-intercepts-9-pla-military-aircraft-4-naval-ships-tensions-mount-china-3660368

8 Cheung, Eric; Jozuka, Emiko; Yeung, Jessie. “China carries out military exercises near Taiwan and Japan, sending 47 aircraft across Taiwan Strait in ‘strike drill’,” CNN, Dec. 26, 2022. See https://www.cnn.com/2022/12/25/asia/taiwan-china-aircraft-incursions-intl-hnk/index.html

9 Garcia, Carlos; Tian, Yew Lun. “China's Xi vows 'reunification' with Taiwan,” Reuters, Oct. 9, 2021. See https://www.reuters.com/world/china/chinas-xi-says-reunification-with-taiwan-must-will-be-realised-2021-10-09/

China is embarking on efforts to fully modernize its military by 2027, which according to the U.S. Department of Defense, “could give the PLA capabilities to be a more credible military tool for the Chinese Communist Party to wield as it pursues Taiwan unification.”10

In addition to the above issues, Communist China presents other challenges, such as:

•	The CCP’s crackdown on freedoms in Hong Kong.[11]
•

The CCP’s “social credit” system, which monitors and punishes citizens – without due process – for certain behaviors, leading to potential blacklisting from travel, buying property, or taking out loans.[12]

•	The CCP’s monitoring and control of the Internet in China, which prevents citizens from having open access to uncensored information.[13]
•	Inhumane lockdowns of entire cities due to the CCP’s regressive Zero-COVID policy.[14]
•	The CCP’s abusive trade practices[15] meant to dominate key U.S. industries.[16]
•	The CCP’s wrongful detainment of U.S. citizens.[17]
•	The CCP’s direct contribution to the fentanyl crisis that is destroying U.S. communities.[18]

10 US Department of Defense. “Military and Security Developments Involving the People’s Republic of China,” 2022. See https://media.defense.gov/2022/Nov/29/2003122279/-1/-1/1/2022-MILITARY-AND-SECURITY-DEVELOPMENTS-INVOLVING-THE-PEOPLES-REPUBLIC-OF-CHINA.PDF

11 Maizland, Lindsay. “Hong Kong’s Freedoms: What China Promised and How It’s Cracking Down,” Council on Foreign Relations, May 19, 2022. See https://www.cfr.org/backgrounder/hong-kong-freedoms-democracy-protests-china-crackdown

12 Krozik, Aaron; Mozur, Paul. “A Surveillance Net Blankets China’s Cities, Giving Police Vast Powers,” New York Times, Dec. 17, 2019. See https://www.nytimes.com/2019/12/17/technology/china-surveillance.html

13 Zhou, Qijia. “Building the (Fire) Wall: Internet Censorship in the United States and China,” Harvard International Review, Dec. 28, 2020. See https://hir.harvard.edu/building-the-fire-wall/

14 Deng, Shawn; Gan, Nectar. “Chinese cities rush to lockdown in show of loyalty to Xi’s ‘zero-Covid’ strategy,” CNN, Sep. 5, 2022. See https://www.cnn.com/2022/09/05/china/china-covid-lockdown-74-cities-intl-hnk/index.html

15 Rubio, Marco, et al. United States Senate, Jan. 31, 2023. See https://www.rubio.senate.gov/public/_cache/files/a312bb80-3195-4837-ab5d-b0db1c63a670/AFBFFB4AC8C6D94F89D83A1F55095554.01.31.22-smr-letter-to-secretaries-blinken-and-yellen-re-china-trips.pdf

16 International Trade Administration. “Fact Sheet: Commerce Finds Dumping and Countervailable Subsidization of Imports of Steel Racks from China,” US Department of Commerce. See https://enforcement.trade.gov/download/factsheets/factsheet-prc-steel-racks-ad-cvd-final-071819.pdf

17 Kine, Phelim. “Families push Biden for release of jailed Americans in China,” Politico, Jun. 19, 2022. See https://www.politico.com/news/2022/06/19/families-biden-administration-americans-china-00040706

18 Belmonte, Adriana. “How China flooded the U.S. with lethal fentanyl, fueling the opioid crisis,” Yahoo! Finance, Feb. 15, 2020. See https://finance.yahoo.com/news/chinas-role-in-the-us-fentanyl-epidemic-152338423.html

It’s obvious that doing business with such an oppressive and hostile regime has significant risks that must be accounted for and mitigated. Any number of diplomatic, economic, or military events could trigger P&G to be cut off from both revenue and supply from China.

Shareholders deserve a report focused specifically on the nature and extent to which corporate operations depend on and are vulnerable to Communist China.

Existing reports and filings are not transparent or specific enough to address these concerns.

The potential damage from P&G’s reliance on Communist China affects every aspect of its business. These China-specific risks should be assessed and reported more comprehensively.

While P&G generically discusses business risks in its mandatory 10K filing, the risks specific to China should be addressed in more detail. The magnitude of China risk is not comparable to the general business risks disclosed by P&G, many of which are indistinguishable from the disclosures made by other public companies. China risk reaches every part of P&G’s business, including:

Revenue Risk:

•Greater China is P&G’s third-largest sales market, behind North America and Europe.19

•With roughly $8 billion in net sales representing 10 percent of global revenue (most recent data is from 2022), it appears that P&G is excessively and unnecessarily dependent on this higher-risk market.

•P&G’s organic sales in China fell 7 percent during the fall 2022 Zero-COVID lockdowns and ensuing protests.20 The authoritarian Chinese government presents a significant ongoing risk to P&G’s revenue in Greater China.

•A regional conflict over Taiwan could disrupt or eliminate this revenue, as well as revenue from Asia Pacific. This represented an additional eight percent of P&G’s revenue for the twelve months ending June 2022.

•Russia’s invasion of Ukraine in early 2022 provides recent evidence of how damaging a regional conflict can be. The loss of human life and the need for humanitarian assistance are, of course, the foremost concerns. However, these events also provide recent evidence of how quickly a regional conflict can shut off revenue in the affected region. Boeing lost

19 Procter & Gamble. “P&G at a Glance.” See https://www.pginvestor.com/about-p-g/p-g-at-a-glance/default.aspx

20 DiNapoli, Jessica; Kumar, Uday Sampath. “P&G raises sales forecast on price hikes, sees volumes fall,” Reuters, Jan. 29, 2023. See https://www.reuters.com/business/retail-consumer/procter-gamble-raises-full-year-sales-forecast-price-hikes-2023-01-19/

90 jet orders.21 McDonald’s shut down 850 locations in Russia, where it derived 9 percent of its annual revenue.22 BP took a $24-billion write-down from exiting Russia.23

•Compared to the companies mentioned above, P&G’s reliance on China, Japan, and the rest of the Asia Pacific is substantially larger as a percentage of overall revenue. P&G’s vulnerability to disruption from Communist China’s stated goal of “reunification” with Taiwan requires immediate and transparent analysis.

•The effects of regional conflict stemming from China’s hostility toward Taiwan would likely have ripple effects on the global economy, further damaging P&G’s business.

•According to a Federal Reserve report on the effects of war in Ukraine, “The increased geopolitical risks induced by the Russian invasion of Ukraine will weigh adversely on global economic conditions throughout 2022. Such effects are estimated in our model to reduce GDP and boost inflation significantly, exacerbating the policy trade-offs facing central banks around the world.”24

•It’s likely that an invasion of Taiwan would cause even more damage to the global economy, especially given the world’s reliance on semiconductors from Taiwan.25

Operational Risk:

P&G has invested a considerable amount in its Chinese operations. Thus, potential disruptions due to political, economic, regulatory, or health issues could negatively impact P&G’s investments in the region.

• In 2020, CEO Jon Moeller (then-COO and CFO) said “we access 387 suppliers in China that ship to us globally more than
9,000 different materials, impacting approximately 17,600 different finished product items.”[26]
•	According to a report written by Michael J. Enright of the Hinrich Foundation, “in 2014 alone, the impact from the P&G system of retailers and distributors in China can be

21 Isidore, Chris. “Boeing loses more than 90 jet orders due to war in Ukraine,” CNN, Apr. 12, 2022. See https://www.cnn.com/2022/04/12/business/boeing-lost-orders/index.html

22 Moon, Brad. “140 Companies That Have Pulled Out of Russia,” Kiplinger, Mar. 7, 2022. See https://www.kiplinger.com/investing/stocks/604317/companies-pulled-out-of-russia

23 Bousso, Ron; Nasralla, Shadia. “BP boosts buybacks on soaring energy prices after costly Russia exit,” Reuters, May 3, 2022. See https://www.reuters.com/business/energy/bp-boosts-buybacks-profit-soars-highest-over-decade-2022-05-03/

24 Caldara, Dario; Conlisk, Sarah; Lacoviello, Matteo, Penn, Maddie. “The Effect of the War in Ukraine on Global Activity and Inflation,” Federal Reserve, May 27, 2022. See https://www.federalreserve.gov/econres/notes/feds-notes/the-effect-of-the-war-in-ukraine-on-global-activity-and-inflation-20220527.html

25 Lee, Yen Nee. “2 charts show how much the world depends on Taiwan for semiconductors,” CNBC, Mar. 15, 2021. See https://www.cnbc.com/2021/03/16/2-charts-show-how-much-the-world-depends-on-taiwan-for-semiconductors.html

26 Cheng, Andria. “P&G Says 17,600 Products Could Be Affected By Coronavirus In China, Highlighting Supply Chain Risk,” Forbes, Feb. 20, 2020. See https://www.forbes.com/sites/andriacheng/2020/02/20/chinas-coronavirus-outbreak-threatens-to-send-global-supply-chain-into-a-tailspin-pg-alone-has-17600-items-that-could-be-affected/

estimated to have reached USD 11.28 billion in value added and over 612,000 in employment.”27

•P&G’s Greater China segment operates “offices in Hong Kong, Taipei, Shanghai, Beijing, Chengdu, one R&D center in Beijing, one digital innovation center in Guangzhou, eight manufacturing plants and eleven distribution centers. These locations combined employ more than 8000 people.”28

•While many firms are decreasing reliance on Chinese suppliers,29 P&G has not announced substantial efforts to diversify supply chains or mitigate supply chain risk in China.

•P&G’s executives and public relations department have not taken a firm public stance on the aforementioned risks of conducting business in China. The firm’s lack of substantial disclosures related to manufacturing, operations, and distributions in China reflects a potential liability to shareholders.

•P&G attempts to manufacture close to its customer base.30 It makes 90 percent of what it sells at home.31

•The “vast majority” of P&G products sold in Canada were affected by tariffs on China imposed during the Trump administration.32 The firm’s vice president for government relations warned in a letter to former trade representative Robert Lighthizer that tariffs “would undermine P&G manufacturing, U.S. jobs, and P&G’s business competitiveness.”33

•The company’s opposition to tariffs on Chinese products suggest that it is more reliant on Chinese production than it has led shareholders to believe.

•The firm’s commitment to local manufacturing is promising – if correct. However, shareholders should not have to rely on a combination of vague statements and third-party analysis to determine the extent P&G’s exposure to China-related supply chain risk.

•Business insurance covering political risk in China is increasingly hard to obtain, reflecting the increased risks of operations in China. The Wall Street Journal reports, “Of

27 Enright, Micheal J. “P&G's 30-year contribution to China through FDI,” Hinrich Foundation. See https://www.hinrichfoundation.com/media/msifrgpl/hinrich-foundation-fdi-in-china-pg-case-study-9-5-17.pdf

28 Procter & Gamble. “Jobs in P&G Greater China.” See https://www.pgcareers.com/global/en/locations/greaterchina

29 Page, Paul. “Here’s How Supply Chains Are Being Reshaped for a New Era of Global Trade,” Wall Street Journal, Apr. 24, 2023. See https://www.wsj.com/articles/supply-chains-have-changed-forever-819d9afd

30 Ferris, Robert; Hirsch, Lauren. “P&G CEO David Taylor worries trade war will destroy consumer confidence in American brands,” CNBC, Nov. 9, 2018. See https://www.cnbc.com/2018/11/09/pg-ceo-taylor-worries-trade-war-will-destroy-consumer-confidence.html

31 Meyersohn, Nathaniel. “The trade war reaches Procter & Gamble -- and into the medicine cabinet,” CNN Business, Sep. 21, 2018. See https://money.cnn.com/2018/09/21/news/companies/trump-trade-war-china-procter-and-gamble/index.html

32 Naidu, Richa. “P&G says 'vast majority' of products in Canada to be hit by tariffs,” Reuters, Jul. 12, 2018. See https://www.reuters.com/article/procter-gamble-canada-trade/pg-says-vast-majority-of-products-in-canada-to-be-hit-by-tariffs-idUSL4N1U75SH

33 Meyersohn, Nathaniel. “The trade war reaches Procter & Gamble -- and into the medicine cabinet,” CNN Business, Sep. 21, 2018. See https://money.cnn.com/2018/09/21/news/companies/trump-trade-war-china-procter-and-gamble/index.html the 60 or so insurers that offer political-risk insurance, only four or five are still offering it for China.”34

•These risks should be transparently reported by P&G in enough specificity for shareholders to assess P&G’s vulnerability to these risks, as well as its intentions to mitigate them.

Reputational Risk:

Reputational risks can damage a brand’s value – sometimes beyond repair. There is also a clear correlation between brand value and firm valuation.

Reputational risks from doing business with Communist China are relevant to shareholders, especially since the CCP’s actions so often conflict with P&G’s stated values and policies.

Privacy:

•P&G’s Privacy Policy35 states that “your privacy is important. That’s why we respect it by taking steps to protect your personal data from loss, misuse, or alteration.”

•This statement conflicts with the reality that P&G derives roughly 10 percent of its revenue and a potentially significant of its supply from a country that runs a massive surveillance program on over its one billion citizens.

•P&G’s Privacy Policy discloses a number of ways that the firm collects data on its users, including interaction with websites and emails, usage of mobile apps and other devices, as well as connections with partners or third parties.

•The types of data collected include contact information, online and technical information, health-related information, government issued IDs, and even precise geolocation.

•User data is central to P&G’s advertising operation in China. “The company funnels 80% of its digital-ad buying there through ‘programmatic ads’ that let it target people with the highest propensity to buy without presenting them with irrelevant or excessive ads.”36

•In response to Apple’s data policy changes that made it harder for companies to track user data, P&G collaborated with a collection of Chinese trade groups and tech firms working with the state-backed China Advertising Association to develop a method of bypassing Apple’s user protections. 37

34 Braw, Elizabeth. “Your Business in China May Be Uninsurable,” Wall Street Journal, Aug. 7, 2023. See https://www.wsj.com/articles/your-china-business-may-be-uninsurable-political-risk-coverage-222f15dd

35 Procter & Gamble. “Privacy Policy.” See https://privacypolicy.pg.com/static/PDF/en.pdf

36 Haggin, Patience; Higgins, Tim; Terlep, Sharon. “P&G Worked With China Trade Group on Tech to Sidestep Apple Privacy Rules,” Wall Street Journal, Apr. 8, 2021. See https://www.wsj.com/articles/p-g-worked-with-china-trade-group-on-tech-to-sidestep-apple-privacy-rules-11617902840

37 Haggin, Patience; Higgins, Tim; Terlep, Sharon. “P&G Worked With China Trade Group on Tech to Sidestep Apple Privacy Rules,” Wall Street Journal, Apr. 8, 2021. See https://www.wsj.com/articles/p-g-worked-with-china-trade-group-on-tech-to-sidestep-apple-privacy-rules-11617902840

•The CCP tracks its citizens using facial recognition38 and monitoring of social media posts.39 They punish citizens using a “social credit” system that can cast out citizens from access to jobs, housing, and travel with no due process.40 They monitor movements and suppress dissent using QR codes.41

•Unlike the governments in many Western countries, the CCP can access corporate user data.42 P&G needs to disclose the safeguards it has in place to protect against CCP data usage, or else it may be complicit in CCP’s authoritarian control.

•While P&G can’t be blamed for the CCP’s authoritarian tendencies, it can be held accountable for whether its data collection is empowering the CCP.

Human Rights and Free Expression:

P&G’s Human Rights Policy Statement43 says:

We recognize that it is the sovereign state’s duty to protect against human rights abuses by establishing and upholding appropriate laws and policies. We also recognize that some states do not have adequate legal and regulatory frameworks or enforcement mechanisms or have laws that conflict with these internationally recognized human rights. Wherever this is the case, we are committed to doing the right thing by respecting human rights in every aspect of our business operations. We embrace this commitment and responsibility of ensuring that human rights are upheld all along our end-to-end value chain, which in turn encompasses our stakeholders, particularly our employees, our consumers, the communities where we do business, and our business partners.

This statement conflicts with P&G’s behaviors in a number of ways:

•Despite the CCP’s extensive human rights abuses,44 P&G executives continue to engage with senior government officials.45 Continued association with the Chinese government poses a reputation risk for the firm’s executives.

38 Ma, Alexandra. “China is building a vast civilian surveillance network — here are 10 ways it could be feeding its creepy 'social credit system',” Business Insider, Apr. 29, 2018. See https://www.businessinsider.com/how-china-is-watching-its-citizens-in-a-modern-surveillance-state-2018-4

39 Krolik, Aaron; Mozur, Paul. “A surveillance net blankets China's cities, giving police vast powers,” New York Times, Dec. 18, 2019. See https://www.nytimes.com/2019/12/17/technology/china-surveillance.html

40 Kobie, Nicole. “The complicated truth about China's social credit system,” Wired, Jul. 6, 2019. See https://www.wired.co.uk/article/china-social-credit-system-explained

41 Gan, Nectar. “China’s bank run victims planned to protest. Then their Covid health codes turned red,” CNN, Jun. 15, 2022. See https://www.cnn.com/2022/06/15/china/china-zhengzhou-bank-fraud-health-code-protest-intl-hnk/index.html

42 AP News. “New Chinese law tightens control over company data on users,” Associated Press, Aug. 20, 2021. See https://apnews.com/article/technology-business-china-data-privacy-1d3fcbac4549c6968c07897900c96cc3

43 Procter & Gamble. “Human Rights Policy Statement.” See https://s1.q4cdn.com/695946674/files/doc_downloads/esg/social/Human-Rights-Policy-Statement.pdf

44 Bureau of International Labor Affairs. “Against Their Will: The Situation in Xinjiang,” Department of Labor. See https://www.dol.gov/agencies/ilab/against-their-will-the-situation-in-xinjiang

45 Wei, Lingling. “U.S. Executives to Keep Low Profile at China Forum Amid Tensions,” Wall Street Journal, Mar. 24, 2023. See https://www.wsj.com/articles/u-s-executives-will-keep-low-profile-at-china-forum-amid-tensions-690d2d91

•P&G continues to cooperate with the Chinese government despite evidence of forced labor and genocide in the Xinjiang Uyghur Autonomous Region.

•P&G was an official sponsor of the 2022 Winter Olympics in Beijing, despite calls from the Biden administration for a “diplomatic boycott” over the CCP’s human rights abuses.46

•	P&G claims to support U.N. Guiding Principles for Business and Human Rights.[47] Yet the UN has also accused China of “serious human rights violations” possibly amounting to “crimes against humanity.”[48]
•

Shareholders deserve to know why P&G has not made substantial statements condemning the human rights abuses against Uyghurs in China. P&G should disclose in full detail any connections to the Xinjiang Uyghur

Legal Risks:

Public awareness continues to increase around important issues such as human rights abuses in supply chains, data privacy protection, and threats posed by Communist China. In turn, this has led to regulatory initiatives intended to address these issues.

For example, on the topic of human rights abuses in supply chains, P&G is now subject to disclosures under the California Transparency in Supply Chains Act of 2010,49 the UK Modern Slavery Act of 2015,50 the Australian Commonwealth Modern Slavery Act of 2018,51 and the U.S. Uyghur Forced Labor Prevention Act of 2021.52 Germany has similar legislation going into

46 Chasmar, Jessica. “Beijing Olympics sponsor Procter & Gamble silent on Uyghur genocide after calling out US 'systemic racism',” Fox Business, Feb. 8, 2022. See https://www.foxbusiness.com/politics/beijing-olympics-sponsor-procter-gamble-chinas-uyghur-genocide-u-s-systemic-racism

47 Procter & Gamble. “Human Rights Policy Statement.” See https://s1.q4cdn.com/695946674/files/doc_downloads/esg/social/Human-Rights-Policy-Statement.pdf

48 Drury, Flora; Murphy, Matt; Wong, Tessa. “Uyghurs: China may have committed crimes against humanity in Xinjiang – UN,” Sep. 1, 2022. See https://www.bbc.com/news/world-asia-62744522

49 Office of the Attorney General. “The California Transparency in Supply Chains Act,” California Department of Justice. See https://oag.ca.gov/SB657

50 Gov.uk. “Modern Slavery Act 2015.” See https://www.gov.uk/government/collections/modern-slavery-bill

51 Australian Government. “Modern Slavery Act 2018,” Federal Register of Legislation. See https://www.legislation.gov.au/Details/C2018A00153

52 US Customs and Border Protection. “Uyghur Forced Labor Prevention Act,” US Department of Homeland Security. See https://www.cbp.gov/trade/forced-labor/UFLPA effect in 2023. It’s reasonable to assume that additional countries will pass anti-slavery legislation in the coming years.

The disclosures required by these laws could subject P&G to legal risks stemming from misrepresentation or failure to mitigate slavery-related issues in the supply chain – as has already happened to Starbucks and Nestle.53 These risks are heightened given that a potentially significant portion of P&G’s supply chain resides in China, a state sponsor of human trafficking according to the U.S. State Department.

A company’s brand is a function of customer trust. When a company operates in direct violation of its stated values and policies, that trust can be broken and brand value damaged, in turn lowering the company’s market capitalization. Shareholders must have the ability to determine how P&G is specifically addressing the reputational and legal risks related to doing business with Communist China.

Existing disclosures are fragmented, incomplete, and vague. As a result, these disclosures are inadequate for assessing business risks related to Communist China.

P&G’s statement of opposition to Item 6 in its 2023 Proxy Statement is vague and diversionary, further highlighting how existing disclosures on China risk are inadequate.

P&G’s 2023 Proxy Statement54 claims to disclose material risks in its periodic disclosures to the Securities and Exchange Commission. However, the disclosures are limited. For example, the only mention of the Greater China region in the 10-K55 relating to risk says:

Our largest international markets are Greater China, the United Kingdom, Canada, Japan and Germany and collectively comprise more than 20% of our net sales in fiscal 2023. As such, we are exposed to and impacted by global macroeconomic factors, geopolitical tensions, U.S. and foreign government policies and foreign exchange fluctuations. We are also exposed to market risks from operating in challenging environments including unstable economic, political and social conditions, civil unrest, natural disasters, debt and credit issues and currency controls or fluctuations. These risks can reduce our net sales or erode our operating margins and consequently reduce our net earnings and cash flows.

Unfortunately, these disclosures lack needed detail, especially as it pertains to operations in China. P&G lists general risks that nearly every multinational company faces to varying degrees. The firm does not provide any analysis or reporting of its unique operational risks in China. P&G shareholders deserve thorough disclosure of the company-specific exposure to the Chinese

53 Burgess, Matthew. “Microsoft, Apple Reveal Anti-Slavery Measures in Australia Law,” Bloomberg, Dec. 21, 2021. See https://www.mercurynews.com/2021/12/22/microsoft-P&G-suppliers-exposed-in-australia-anti-slavery-law/

54 Procter & Gamble. “Schedule 14A,” SEC. See https://d18rn0p25nwr6d.cloudfront.net/CIK-0000080424/efa7cd68-864a-466b-ac8b-e30c6fce3262.pdf

55 Procter & Gamble. “10-K,” SEC. See https://www.sec.gov/ix?doc=/Archives/edgar/data/0000080424/000008042423000073/pg-20230630.htm#

market via supply chains, operations, and distributions that may put the company at a competitive disadvantage to peers that are less reliant on the region.

On human rights, P&G’s response continues to hide behind UN Guiding Principles on Business and Human Rights. However, the Guiding Principles also state that “business enterprises should respect human rights. This means that they should avoid infringing on the human rights of others and should address adverse human rights impacts with which they are involved.”56 P&G is undoubtedly involved with the Chinese government through its presence in the nation and collaboration with government entities. It should provide full disclosure of its economic activities that may be tainted by human rights abuses, rather than hide behind vague statements and Guiding Principles it does not actually follow.

SEC-mandated disclosures of material risk do not address P&G’s initiatives to mitigate those risks. According to SEC’s Division of Enforcement, “It is critical that public companies accurately disclose material business risks and timely disclose and account for loss contingencies that can materially affect their bottom line."57 The disclosures P&G makes or refers to in its statement of opposition to Item 6 make no such accounting.

Based on P&G’s own statements, the information for a report on China-related risks should be readily available.

•P&G’s 2023 Proxy Statement says that “P&G’s Board of Directors is responsible for overseeing the development and execution of the Company’s business strategies as well as the risks associated with those strategies and the Company’s operations, including in markets around the world. As part of this oversight responsibility, the Board and its Committees regularly review the Company’s key strategic risks and its overall risk management approach.”

•The Board’s ability to provide oversight presumably results from reporting on specific risks related to China.

•As mentioned previously, the details required for shareholders to assess China-related risks do not appear in existing disclosures. If P&G is indeed assessing these business risks, then P&G’s Risk Oversight Committee should be able to supply the information needed for the proposed report.

If all this risk assessment and reporting is already taking place, then compiling a report specific to China-related risks presents little additional burden while offering shareholders much-needed visibility to the nature and extent of these risks.

56 United Nations Human Rights Office of the High Commissioner. “Guiding Principles on Business and Human Rights.” https://www.ohchr.org/sites/default/files/documents/publications/guidingprinciplesbusinesshr_en.pdf

57SEC. “Mylan to Pay $30 Million for Disclosure and Accounting Failure Relating to EpiPen.” See https://www.sec.gov/news/press-release/2019-194

Conclusion

Doing business in and with Communist China poses unique risks for P&G, especially considering the company’s reliance on China for revenue and supply. While P&G insists that existing disclosures and voluntary reports account for these risks, that is not the case. These disclosures and reports are vague and do not address risks specific to doing business with China. Whatever little information there is, is scattered among various reports, and meaningful information about P&G’s assessment and response to China-related risks is missing, leaving shareholders in the dark as to the extent and nature of this risk.

For this reason, we urge you to vote FOR Item 6 on The Procter & Gamble Company’s 2023 proxy, requesting a report on the nature and extent to which P&G depends on, and is vulnerable to, doing business in and with Communist China.

Photo credits:

Page 2 – Xi Jinping/UN Geneva, Creative Commons

Page 4 – COVID testing in China/QuantFoto, Creative Commons

Page 6 – Jon Moeller/Screen shot CNBC via YouTube

Page 10 – Freedom 4 Uyghurs protest/FitzClick, Creative Commons

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For questions regarding The Procter & Gamble Company – Item 6 – the shareholder proposal requesting the Board of Directors to produce an “Annual Report on Operations in China,” submitted by National Legal and Policy Center, please contact Paul Chesser, director of NLPC’s Corporate Integrity Project, via email at pchesser@nlpc.org.